FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA) (THE 'UNITED STATES') OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

6 November 2020

HSBC HOLDINGS PLC
ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

HSBC Holdings plc (the 'Issuer') has today launched an invitation to the holders of: (a) the EUR2,000,000,000 1.50 per cent Notes due March 2022 (ISIN: XS1379182006) (of which EUR2,000,000,000 is currently outstanding); (b) the EUR1,500,000,000 Floating Rate Notes due September 2022 (ISIN: XS1586214956) (of which EUR1,500,000,000 is currently outstanding) and/or; (c) the EUR1,500,000,000 Floating Rate Notes due October 2023 (ISIN: XS1681855539) (of which EUR1,500,000,000 is currently outstanding) (each a 'Series' and together, the 'Notes') to tender such Notes for purchase by the Issuer for cash, subject to the satisfaction or waiver of the New Financing Condition.

The Offer is being made on the terms and subject to the conditions set out in a tender offer memorandum dated 6 November 2020 (the 'Tender Offer Memorandum') and is subject to the offer and distribution restrictions set out below and more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to offer and distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

Description of Notes	ISIN	Aggregate Principal Amount Outstanding	Purchase Yield	Purchase Price	Maximum Acceptance Amount	Priority in the Acceptance of Offers

EUR2,000,000,000 1.50 per cent Notes due March 2022 (the 'March 2022 Notes')	XS1379182006	EUR2,000,000,000	-0.45 per cent	To be determined in accordance with the terms and conditions set out herein.[1]
Subject as set out herein, the total amount payable by the Issuer for all Notes so accepted for purchase pursuant to the Offers minus all Accrued Interest Payments in respect of such Notes accepted for purchase is expected to be approximately (a) the New Issue Proceeds Amount (as defined herein) less (b) EUR1,000,000,000.

First Priority
EUR1,500,000,000 Floating Rate Notes due September 2022 (the 'September 2022 Notes')	XS1586214956	EUR1,500,000,000	N/A	100.58 per cent		Second Priority
EUR1,500,000,000 Floating Rate Notes due October 2023 (the 'October 2023 Notes')	XS1681855539	EUR1,500,000,000	N/A	100.61 per cent		Second Priority

On the terms and subject to the conditions contained in the Tender Offer Memorandum, the Issuer invites Noteholders (subject to the Offer and Distribution Restrictions contained herein and more fully described in the Tender Offer Memorandum) to tender their Notes for purchase by the Issuer at each relevant Purchase Price set out above, together with the relevant Accrued Interest Payment.

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase the Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, including, but not limited to, allocating an amount for the purchase of the Notes that is higher or lower than the indicative Maximum Acceptance Amount, which is expected to be announced on 9 November 2020.

Tenders of Notes for purchase must be made to the Issuer in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision of whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement expected to be made on 13 November 2020.

Notes purchased by the Issuer pursuant to the Offers will be cancelled and will not be re-issued or re-sold. Notes which have not been validly submitted and accepted for purchase pursuant to the Offer will remain outstanding.

Rationale for the Offer

The Offers are being made as part of the Issuer's ongoing management of its liabilities, in this particular instance as the Notes shall soon cease to qualify as eligible liabilities items under the CRD Regulation once they have a residual maturity of less than 12 months. The Issuer intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets.

'CRD Regulation' means Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended or replaced from time to time (including as amended by Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019, to the extent then in application) or similar laws in the United Kingdom.

Purchase Price and Accrued Interest Payment

In respect of any Notes validly tendered and accepted by the Issuer for purchase pursuant to the Offers, the purchase price of each Series of Notes (each a 'Purchase Price') will be as follows:

(a)  in respect of the March 2022 Notes, a price expressed as a percentage of the principal amount of the March 2022 Notes and determined in the manner described in the Tender Offer Memorandum by reference to a fixed purchase yield of -0.45 per cent (the 'Purchase Yield');

(b)  in respect of the September 2022 Notes, 100.58 per cent of the principal amount of the September 2022 Notes; and

(c)  in respect of the October 2023 Notes, 100.61 per cent of the principal amount of the October 2023 Notes.

The Purchase Price in respect of the March 2022 Notes is intended to reflect a yield to maturity of the Notes on the Tender Offer Settlement Date equal to the Purchase Yield, determined in accordance with market convention. Specifically, the Purchase Price in respect of the March 2022 Notes will equal (i) the value of all remaining payments of principal and interest on the March 2022 Notes up to and including the maturity date of the March 2022 Notes, discounted to the Tender Offer Settlement Date at a discount rate equal to the Purchase Yield, minus (ii) the Accrued Interest in respect of such Notes. Such price will be rounded to the nearest 0.001 per cent with 0.0005 per cent rounded upwards.

In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from (and including) the interest payment date for such Notes immediately preceding the Tender Offer Settlement Date up to (but excluding) the Tender Offer Settlement Date, which is expected to be 16 November 2020.

Purchase Consideration

The total consideration payable to each Noteholder in respect of each Series of Notes validly submitted for tender and accepted for purchase by the Issuer will be an amount in cash equal to (i) the Purchase Price for such  Series of Notes multiplied by each EUR1,000 in aggregate principal amount of such Notes tendered and delivered by such Noteholder and accepted by the Issuer for purchase (ii) plus the Accrued Interest Payment in respect of such Notes.

Maximum Acceptance Amount

If the Issuer decides to accept any validly tendered Notes for purchase pursuant to the Offers, the total amount payable by the Issuer for all Notes so accepted minus all Accrued Interest Payments in respect of such Notes accepted for purchase is expected to be approximately: (a) the total proceeds received by the Issuer from the issue of the New Notes (the 'New Issue Proceeds Amount'); less (b) EUR1,000,000,000, which would be used by the Issuer to redeem all of its outstanding EUR1,000,000,000 Floating Rate Notes due December 2021 (ISIN: XS1917614569) (the 'December 2021 Notes') on 4 December 2020, in accordance with the terms and conditions of those notes (the amount so allocated for the purchase of Notes being the 'Maximum Acceptance Amount'). When accepting validly tendered Notes for purchase pursuant to the Offers, the Issuer will give priority to March 2022 Notes validly tendered for purchase. Subject to the priority provided to the March 2022 Notes, the Issuer will in its sole and absolute discretion determine the aggregate principal amount of each of the September 2022 Notes and the October 2023 Notes accepted for purchase pursuant to the Offers and reserves the right to accept significantly more or less (or none) of the Notes of one such Series as compared to the other Series. The Issuer reserves the right, in its sole and absolute discretion, to allocate an amount for the purchase of the Notes that is higher or lower than the indicative Maximum Acceptance Amount, which is expected to be announced on 9 November 2020.

New Financing Condition

The Issuer is not under any obligation to accept for purchase any Notes tendered pursuant to the Offers. The acceptance for purchase by the Issuer of Notes tendered pursuant to the Offers is at the sole discretion of the Issuer and tenders may be rejected by the Issuer for any reason. In addition, the Issuer expects to announce today its intention to issue new euro-denominated senior unsecured notes (the 'New Notes'). The purchase of any Notes by the Issuer pursuant to the Offers is subject also to, without limitation, the successful completion (in the determination of the Issuer) of the issue of the New Notes (the 'New Financing Condition'). The Issuer reserves the right, in its sole discretion, to use some only (and not all) of the New Issue Proceeds Amount to purchase Notes pursuant to the Offers and to apply the remainder of the New Issue Proceeds Amount towards other corporate purposes (and intends to use EUR1,000,000,000 of the New Issue Proceeds Amount to redeem all of its outstanding December 2021 Notes).

Priority in allocation of New Notes

The Issuer will, in connection with the allocation of the New Notes, consider among other factors whether or not the relevant investor seeking an allocation of the New Notes has, prior to such allocation, validly tendered or given a firm intention to the Issuer or the Dealer Manager that they intend to tender their Notes pursuant to the Offers and, if so, the aggregate principal amount of Notes tendered or intended to be tendered by such investor. Therefore, a Noteholder that wishes to subscribe for New Notes in addition to tendering Notes for purchase pursuant to one or more Offers may be eligible to receive, in the sole and absolute discretion of the Issuer, priority (the 'New Issue Priority') in the allocation of the New Notes, subject to the issue of the New Notes and such Noteholder making a separate application for the purchase of such New Notes to the Dealer Manager (in its capacity as a manager of the issue of the New Notes in accordance with the standard new issue procedures of such manager). However, the Issuer is not obliged to allocate the New Notes to a Noteholder who has validly tendered or indicated a firm intention to tender Notes pursuant to the Offers and, if New Notes are allocated, the aggregate principal amount of New Notes for which New Issue Priority will be given to such a Noteholder will be at the sole discretion of the Issuer and may be less than, equal to or greater than the aggregate principal amount of Notes validly tendered by such Noteholder in the Offers and accepted for purchase by the Issuer pursuant to the Offers. Any such allocation will also, among other factors, take into account the Minimum Denomination of the New Notes (being EUR100,000). All allocations of the New Notes, while being considered by the Issuer as set out above, will be made in accordance with customary new issue allocation processes and procedures. In the event that a Noteholder validly tenders Notes pursuant to an Offer, such Notes will remain subject to such tender and the conditions of such Offer as set out in the Tender Offer Memorandum, irrespective of whether that Noteholder receives all, part or none of any allocation of New Notes for which it has applied.

Noteholders are advised to contact the Dealer Manager as soon as possible if they would like any tender instruction or any intention to provide a tender instruction pursuant to the Offers to be taken into account as part of the New Notes allocation process.

Series Prioritisation and Acceptance of Tender Instructions on a pro-rata basis

When accepting validly tendered Notes for purchase pursuant to the Offers, the Issuer will give priority to March 2022 Notes validly tendered for purchase. Subject to the priority provided to the March 2022 Notes, the Issuer will in its sole and absolute discretion determine the aggregate principal amount of each of the September 2022 Notes and the October 2023 Notes accepted for purchase pursuant to the Offers and reserves the right to accept significantly more or less (or none) of the Notes of one such Series as compared to the other Series. The Maximum Acceptance Amount and the principal amount of Notes of each Series which the Issuer accepts for purchase (the "Series Acceptance Amount") will be announced following the Expiration Deadline. The Issuer reserves the right, in its sole and absolute discretion, to allocate an amount for the purchase of the Notes that is higher or lower than the indicative Maximum Acceptance Amount, which is expected to be announced on 9 November 2020.

In the event that the aggregate principal amount of Notes of a particular Series represented by Tender Instructions is greater than the Series Acceptance Amount, such Tender Instructions will be accepted on a pro rata basis.

Such pro rata allocations will be calculated in relation to each Series of Notes by multiplying the aggregate principal amount of the Notes of the relevant Series represented by each validly submitted Tender Instruction by a factor equal to (i) the relevant Series Acceptance Amount divided by (ii) the aggregate principal amount of the Notes of that Series validly tendered in the relevant Offer (subject to adjustment to allow for the aggregate principal amount of each Series of Notes accepted for purchase, following the rounding of Tender Instructions as set out below) to equal the Series Acceptance Amount exactly.  Each tender of Notes reduced in this manner will be rounded to the nearest EUR1,000 principal amount, provided that the Issuer may refuse to accept Tender Instructions where, following pro-ration, the principal amount of Notes of the relevant Series subject to the Tender Instruction, or the residual amount of Notes in the relevant Direct Participant's account (if any), would be less than the Minimum Denomination in respect of the relevant Series.

Expected Timetable of Events

This is an indicative timetable showing one possible outcome for the timing of the Offer based on the dates in the Tender Offer Memorandum.  This timetable is subject to change and dates and times may be extended or amended by the Issuer in accordance with the terms of the Offer as described in the Tender Offer Memorandum.  Accordingly, the actual timetable may differ significantly from the timetable below.

Date	Action
6 November 2020	Commencement of the Offers

Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via RNS. Announcement of intention of the Issuer to issue the New Notes.

Tender Offer Memorandum available from the Tender Agent.

Pricing of the New Notes Expected pricing of the New Notes.
9 November 2020 At or around 9.00 London time	Announcement of the indicative Maximum Acceptance Amount Announcement of the indicative Maximum Acceptance Amount.
12 November 2020 At 16.00 London time	Expiration Deadline Final deadline for receipt by the Tender Agent of all valid Tender Instructions in order for Noteholders to be able to participate in the Offers.
13 November 2020 As soon as reasonably practicable
Announcement of Result of Offers

Announcement of the Issuer's decision of whether to accept valid tenders of Notes for purchase pursuant to the Offers (including, if applicable, the Tender Offer Settlement Date for such Offers).

Details of:
(i) the Purchase Price (in relation to the March 2022 Notes), the Accrued Interest Payment (in respect of all Notes) and the Tender Offer Settlement Date;
(ii) the final aggregate principal amount of the Notes of each Series validly tendered pursuant to the Offers and the Maximum Acceptance Amount; and

(iii)       the aggregate principal amount of Notes accepted for purchase pursuant to the Offer, each Series Acceptance Amount, the pro-ration factor for each Series of Notes (if any), if applicable and the principal amount of Notes of each Series that will remain outstanding after the Tender Offer Settlement Date, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via RNS.
16 November 2020	Tender Offer Settlement Date Expected settlement of the Offers. Payment of each Purchase Consideration and Accrued Interest Payment in respect of the Offers.

Unless stated otherwise, announcements in connection with the Offers will be made via RNS. Such announcements may also be made by (i) the issue of a press release to a Notifying News Service and (ii) the delivery of notices to the Clearing Systems for communication to Direct Participants. Copies of all such announcements, press releases and notices can also be obtained from the Tender Agent, the contact details for whom are on the last page of the Tender Offer Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements relating to the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above. See 'Procedures for Participating in the Offer'.

For Further Information:

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: +44 (0) 20 7992 6237
Attention: Liability Management
Email: LM_EMEA@hsbc.com

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Telephone: +44 (0) 20 7704 0880
Attention: Arlind Bytyqi
Email: hsbc@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

This announcement is released by HSBC Holdings plc and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 ('MAR'), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Richard O'Connor, Global Head of Investor Relations, on behalf of HSBC Holdings plc.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offer.

Offer and Distribution Restrictions

None of this announcement, the Tender Offer Memorandum or any other materials relating to the Offer constitutes an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

General. Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Noteholder participating in an Offer will be deemed to give certain other representations as set out in 'Procedures for Participating in the Offers' in respect of the other jurisdictions referred to above and generally as set out in 'Procedures for Participating in the Offers'.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United States. The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States.  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.  Accordingly, copies of the this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States and the Notes cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States.  Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted. This announcement is not an offer of securities for sale in the United States or to U.S. Persons (as defined in Regulation S of the United States Securities Act of 1933, as amended). Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons. Each Noteholder participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, 'United States' means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. The communication of this announcement, Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the 'Financial Promotion Order')) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Offers are not being made, directly or indirectly, in the Republic of France ('France') other than to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of Regulation (EU) 2017/1129.  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy. None of the Offers, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ('CONSOB'). The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Noteholders, or beneficial owners of the Notes located in the Republic of Italy can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Investor enquiries to:
Greg Case                               +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                               +44 (0) 20 7991 9813                ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

ends/all

[1] For information purposes only - the price payable by the Issuer for the March 2022 Notes validly tendered in the Offer and accepted for purchase by the Issuer will be determined in the manner described in 'Terms and Conditions of the Offer - Purchase Price' below and assuming the Tender Offer Settlement Date is 16 November 2020, the Purchase Price will be 102.600 per cent Should the Tender Offer Settlement Date be postponed, the Purchase Price will be recalculated and will be announced, for information purposes only, as provided in 'Terms and Conditions of the Offer - Announcements' below.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 November 2020